EXHIBIT 99.1

Cellectis to Report Second Quarter 2025 Financial Results on August 4, 2025

NEW YORK, July 28, 2025 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS- NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced that it will report financial results for the second quarter 2025 ending June 30, 2025 on Monday August 4, 2025 after the close of the US market.

The publication will be followed by an investor conference call and webcast on Tuesday August 5, 2025 at 8:00 AM ET / 2:00 PM CET. The call will include the Company’s second quarter results and an update on business activities.

Details for the call are as follows:

Dial in information:

Domestic: +1-800-343-5172

International: +1-203-518-9856

Conference ID: CLLSQ2

Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1727030&tp_key=10a62ee950

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

TALEN® is a registered trademark owned by Cellectis.

For further information on Cellectis, please contact:

Media contacts:

Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:

Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

  20250728_Q2 2025 earnings call announcement_ENGLISH (https://ml.globenewswire.com/Resource/Download/956c0ede-e4ed-408b-b5bc-76e8c61b28c3)